

December 3, 2012

<u>Via E-mail</u>
Mr. Michael Stanford
Chief Executive Officer
Jameson Stanford Resources Corporation
10785 West Twain Avenue, Suite 200
Las Vegas, Nevada 89135

Re: Jameson Stanford Resources Corporation
Item 4.01 Form 8-K
Filed November 30, 2012
File No. 000-54405

Dear Mr. Stanford:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Raj Rajan

Raj Rajan
Senior Staff Accountant